UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G
           Under the Securities Exchange Act of 1934
                  (Amendment No. ___________)*

                         Protalex Inc.
                        (Name of Issuer)

                   Common Stock, no par value
                 (Title of Class of Securities)

                          743642 10 0
                         (CUSIP Number)

                            12/31/00
    (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d-1(b)

[   ]    Rule 13d-1(c)

[ X ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 743642100

1.Names of Reporting Persons. James K. Strattman. I.R.S. Identification Nos of above persons (entities only).

2.Check the Appropriate Box if a Member of a Group (See
  Instructions)

(a)....................................................................

(b)....................................................................

3.SEC Use Only.........................................................

4.Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With

5.Sole Voting Power..564,878 shs

6.Shared Voting Power..None

7.Sole Dispositive Power..564,878 shs

8.Shared Dispositive Power..None

9.Aggregate Amount Beneficially Owned by Each Reporting Person..564,878 shs

10.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
   (See Instructions)

11.Percent of Class Represented by Amount in Row (11)..5.3%

12.Type of Reporting Person (See Instructions)



Item 1.
(a)Name of Issuer:
Protalex Inc., a New Mexico Corporation

(b)Address of Issuer's Principal Executive Offices:
1518 Cornell N. E., Albuquerque, NM 87106

Item 2.
(a)Name of Person Filing:
James K. Strattman

(b)Address of Principal Business Office or, if none, Residence:
1518 Cornell N. E., Albuquerque, NM 87106

(c)Citizenship:
US

(d)Title of Class of Securities:
Common Stock

(e)CUSIP Number:
743642 10 0


Item 3.
If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

(a)[  ]Broker or dealer registered under section 15of the Act (15 U.S.C. 78o).


(b)[  ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).


(c)[  ]Insurance company as defined in section3(a)(19)of the Act(15 U.S.C. 78c).


(d)[ ]Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).


(e)[  ]An investment adviser in accordance with240.13d-1(b)(1)(ii)(E);


(f)[  ]An employee benefit plan or endowmentfund in accordance with240.13d-1(b)
   (1)(ii)(F);


(g)[  ]A parent holding company or control person in accordance with 240.13d-1
   (b)(1)(ii)(G);


(h)[ ]A savings associations as defined in Section3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);


(i)[ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
   (15 U.S.C. 80a-3);

(j)[  ]Group, in accordance with 240.13d-1(b)(1)(ii)(J).


Item 4. Ownership.


(a)Amount beneficially owned:
564,878 shs.


(b)Percent of class:
5.3%.


(c)Number of shares as to which the person has:


(i)Sole power to vote or to direct the vote:
564,878 shs.


(ii)Shared power to vote or to direct the vote:
None.


(iii)Sole power to dispose or to direct the disposition of:
564,878 shs.


(iv)Shared power to dispose or to direct the disposition of:
None


Item 5.Ownership of Five Percent or Less of a Class


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.Ownership of More than Five Percent on Behalf of Another Person. Not applicable.


Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable.


Item 8.Identification and Classification of Members of the Group:
Not applicable.


Item 9. Notice of Dissolution of Group;
Not applicable.


Item 10.Certification:
Not applicable.


(a)The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):


      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


(b)The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                           SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2001
----------------
Date

James K. Strattman
------------------
Signature

James K. Strattman
------------------
Name/Title